UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

36Kr Holdings Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

G8828K 101
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP No. G8828K 101

1.	NAMES OF REPORTING PERSONS Chengcheng Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	Not applicable	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 60,601,881 (1)
	7.	SOLE DISPOSITIVE POWER 60,601,881 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,601,881
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Kr Hero NiceDay Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and ultimately controlled by The NiceDay Trust. The NiceDay Trust is a trust established under the laws of Cayman Islands and managed by Intertrust Trustees (Cayman) Limited as the trustee. Liu Chengcheng is the settlor of the trust, and Liu Chengcheng’s family members are the beneficiaries of the trust; (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, and (iii) 1,852,881 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after December 31, 2022. Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.

Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(2) Based on 974,468,470 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 878,385,770 Class A ordinary shares outstanding as of December 31, 2022, (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2022, and (iii) 1,852,881 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after December 31, 2022.

Schedule 13G CUSIP No. G8828K 101

1.	NAMES OF REPORTING PERSONS 36Kr Heros Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	Not applicable	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 58,749,000 (1)
	7.	SOLE DISPOSITIVE POWER 58,749,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,749,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON CO

(1) Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited; and (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited. Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.

Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(2) Based on 974,468,470 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 878,385,770 Class A ordinary shares outstanding as of December 31, 2022, and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2022.

Schedule 13G CUSIP No. G8828K 101

1.	NAMES OF REPORTING PERSONS Kr Hero NiceDay Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	Not applicable	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 58,749,000 (1)
	7.	SOLE DISPOSITIVE POWER 58,749,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,749,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON CO

(1) Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited; and (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited. Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.

Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(2) Based on 974,468,470 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 878,385,770 Class A ordinary shares outstanding as of December 31, 2022, and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2022.

Item 1(a).	Name of Issuer:

36Kr Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing, the People’s Republic of China

Item 2(a).	Name of Person Filing:

Chengcheng Liu

36Kr Heros Holding Limited

Kr Hero NiceDay Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Chengcheng Liu

Room 101, Unit 1, Building 14

No.8 Shui’an South Road

Chaoyang District, Beijing

People’s Republic of China

36Kr Heros Holding Limited

Craigmuir Chambers

Road Town, Tortola

VG 1110

British Virgin Islands

Kr Hero NiceDay Limited

Ritter House, Wickhams Cay II

Road Town, Tortola

VG1110

British Virgin Islands

Item 2(c).	Citizenship:

Chengcheng Liu: People’s Republic of China

36Kr Heros Holding Limited: British Virgin Islands

Kr Hero NiceDay Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.0001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 25 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

G8828K 101

This CUSIP number applies to the Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the Class B ordinary shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of 36Kr Holdings Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2022:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percent of aggregate voting power:
Chengcheng Liu	60,601,881	6.2%(1)	0	60,601,881	60,601,881	0	31.9%(3)
36Kr Heros Holding Limited	58,749,000	6.0%(2)	0	58,749,000	58,749,000	0	31.9%(4)
Kr Hero NiceDay Limited	58,749,000	6.0%(2)	0	58,749,000	58,749,000	0	31.9%(4)

(1) Based on 974,468,470 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 878,385,770 Class Aordinary shares outstanding as of December 31, 2022, (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2022, and (iii) 1,852,881 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after December 31, 2022.

(2) Based on 974,468,470 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 878,385,770 Class A ordinary shares outstanding as of December 31, 2022, and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2022.

(3) Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited, (ii) 41,124,300 Class B ordinary share held by 36Kr Heros Holding Limited, and (iii) 1,852,881 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after December 31, 2022. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4) Represents 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary share held by 36Kr Heros Holding Limited. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Chengcheng Liu

By:	/s/ Chengcheng Liu
Name: Chengcheng Liu

36KR HEROS HOLDING LIMITED

By:	/s/ Chengcheng Liu
Name: Chengcheng Liu
Title: Director

KR HERO NICEDAY LIMITED

By:	/s/ Chengcheng Liu
Name: Chengcheng Liu
Title: Director

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A ordinary shares, par value US$0.0001 per share, of 36Kr Holdings Inc., a Cayman Islands company, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 13, 2023,

Chengcheng Liu		/s/ Chengcheng Liu
Chengcheng Liu

36Kr Heros Holding Limited	By:	/s/ Chengcheng Liu
		Name:	Chengcheng Liu
		Title:	Director

Kr Hero NiceDay Limited	By:	/s/ Chengcheng Liu
		Name:	Chengcheng Liu
		Title:	Director